                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                    Under the Securities Exchange Act of 1934

                                EMPS CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    268711108
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019
                                 (212) 698-9260

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 25, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 268711108

--------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Avrora Advisors LLC
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------

      Number of        7      Sole Voting Power                             0
        Shares
     Beneficially      8      Shared Voting Power                     150,000
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power                150,000

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                           575,000

--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares                  [ ]

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)                                     1.8%

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                  IA
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 268711108

--------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  FGS Advisors, LLC
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------

      Number of        7      Sole Voting Power                             0
        Shares
     Beneficially      8      Shared Voting Power                     100,000
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power                100,000

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                           1,100,000

--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares                  [ ]

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)                                     3.5%

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                  IA
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 268711108

--------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Management LLC
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------

      Number of        7      Sole Voting Power                             0
        Shares
    Beneficially       8      Shared Voting Power                      50,000
      Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power                 50,000

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                           1,325,000

--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares                  [ ]

--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)                                     4.2%

--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                  IA
--------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 and amended on February 2, 2004 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of EMPS Corporation, a
Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2319 Foothill Boulevard, Suite 250, Salt Lake City,
Utah 84109.

         Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The full amount of the purchase price of $855,000 in respect of the
Reporting Persons' acquisition of shares of Common Stock on January 25, 2005 was paid from the working capital of the private investment funds that purchased the subject securities at the direction of the Reporting Persons. (Please see Item 5 below.)

ITEM 4.  PURPOSE OF TRANSACTION.

         The disclosure under Item 4 is supplemented by the addition of the following:

         It is anticipated that James D. Passin will be elected to the Board of
Directors of the Company sometime in the first quarter of 2005 pursuant to the
2003 Purchase Agreement described previously in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons together beneficially own a total of 3,000,000 shares of the Common Stock of the Company, representing 9.5% of the total issued and outstanding shares of Common Stock.

(b) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the
Reporting Persons may be deemed to beneficially own the Common Stock described in Item 5(a) above because Avrora acts as investment advisor to Firebird Avrora
Fund, Ltd. ("Avrora Fund"), a private investment fund which owns 575,000 shares of Common Stock, FGS acts as investment adviser to Firebird Global Master Fund,
Ltd. ("Global"), a private investment fund which owns 1,100,000 shares of Common
Stock, and Management acts as investment adviser to Firebird Republics Fund,
Ltd. ("Republics"), a private investment fund which owns 1,325,000 shares of
Common Stock (Republics, and collectively with Avrora Fund and Global, the
"Funds" and each individually a "Fund"). As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by their respective advised Fund.

(c) During the past sixty days, the Funds have entered into the transactions described below in respect of the Company's Common Stock.

         Republics entered into a Subscription Agreement with the Company dated as of January 25, 2005 pursuant to which Republics acquired 50,000 shares of
Common Stock from the Company for a purchase price of $142,500. Global entered into a Subscription Agreement with the Company dated as of January 26, 2005 pursuant to which Global acquired 100,000 shares of Common Stock for a purchase price of $285,000. Avrora Fund entered into a Subscription Agreement dated as of
January 25, 2005 pursuant to which Avrora Fund acquired 150,000 shares of Common
Stock for a purchase price of $475,500. Each of the Reporting Persons purchased the shares at $2.85 per share, which was the purchase price per share, net of a
5% placement agent or finders fee.

(d) The Funds have the right to receive proceeds from the sale or other disposition of the subject securities.

(e) Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     1.  Joint Filing Agreement dated February 15, 2005.

     2.  Republics Subscription Agreement dated January 25, 2005.

     3.  Global Subscription Agreement dated January 26, 2005.

     4.  Avrora Fund Subscription Agreement dated January 25, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

                                   FIREBIRD AVRORA ADVISORS LLC

                                   By:     /s/ Harvey Sawikin
                                          -----------------------------------
                                   Name:  Harvey Sawikin
                                   Title: Principal

                                   FIREBIRD MANAGEMENT LLC

                                   By:     /s/ Harvey Sawikin
                                          -----------------------------------
                                   Name:  Harvey Sawikin
                                   Title: Principal

                                   FGS ADVISORS, LLC

                                   By:      /s/ Harvey Sawikin
                                          -----------------------------------
                                   Name:  Harvey Sawikin
                                   Title: Principal

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to Amendment No. 2 being filed by
Firebird Avrora Advisors LLC, FGS Advisors, LLC and Firebird Management LLC in
compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Amendment No. 2 to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Amendment No. 2 and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated:  February 15, 2005

                                FIREBIRD AVRORA ADVISORS LLC

                                By:      /s/ Harvey Sawikin
                                       -----------------------------------
                                Name:  Harvey Sawikin
                                Title: Principal

                                FGS ADVISORS, LLC

                                By:      /s/ Harvey Sawikin
                                       -----------------------------------
                                Name:  Harvey Sawikin
                                Title: Principal

                                FIREBIRD MANAGEMENT LLC

                                By:      /s/ Harvey Sawikin
                                       -----------------------------------
                                Name:  Harvey Sawikin
                                Title: Principal